

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Eric Poma
Chief Executive Officer
Calidi Biotherapeutics, Inc.
4475 Executive Drive, Suite 200
San Diego, CA 92121

>   **Re: Calidi Biotherapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 18, 2025**
>   **File No. 333-288784**

Dear Eric Poma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marcelle Balcombe